EXHIBIT 99.1

American Lithium confirms 99.4% purity lithium carbonate precipitation after 97.7% lithium leach extraction and overall Li recovery of 88.1% at TLC - Maiden PEA to be announced shortly

VANCOUVER, British Columbia, Jan. 09, 2023 (GLOBE NEWSWIRE) -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce results of confirmatory lithium leaching and lithium carbonate precipitation test work from Tonopah Lithium Claims (“TLC”) mineralization. The test work was completed at McClelland Laboratories in Reno, Nevada with lithium carbonate products analyzed at SGS Lakefield in Lakefield, Ontario. Similar expanded studies also continue at ANSTO in Australia. This test work supports the maiden Preliminary Economic Assessment (“PEA”) for the TLC project, which is in final phase of completion and expected to be released shortly.

Highlights: (see Table 1 – TLC Lithium Carbonate Chemical Analysis and Calculated Purity and Figure 1 – Photograph of TLC Lithium Carbonate product, below)

  Sulfuric acid leaching TLC claystone mineralization achieved 97.7% lithium extraction with short 2-hour leach time;
  Overall lithium recovery of at least 88.1% from leach through primary lithium carbonate precipitation including lithium losses of only 4.7% during leachate neutralization, 4.9% during impurity removal and crystallization/washing steps;
  Calculated Lithium Carbonate (“LC”) purity of 99.4% based on ICP-MS/ICP-OES chemical analyses of TLC primary lithium carbonate product at SGS Lakefield analytical laboratories prior to any additional refining steps;
  LC product requires an additional process step in the flow-sheet to remove remaining impurities (Potassium – K; Calcium - Ca) and produce battery-grade LC or Lithium Hydroxide;
  PEA will reflect work done to date, but process optimization work will continue

Simon Clarke, CEO of American Lithium states, “We are very pleased with the latest TLC lithium carbonate precipitation results and on-going optimization leach test work which has achieved very high lithium extraction, high overall lithium recoveries and extremely good lithium purity. This work forms key inputs into the maiden PEA for the TLC project, scheduled for release this month, and enables the completion of flow sheets to produce battery grade lithium carbonate and / or hydroxide. This marks yet another successful milestone for the project and team and capped off a year that saw significant positive achievements and results.”

Table 1 – TLC Lithium Carbonate Chemical Analysis and Calculated Purity1

Analysis	g/t	%w/w
Ag	<1	<0.0001		TLC LiCO3 Product Acid-Leach
Al	70	0.007		Calculated Purity[1]
As	<30	<0.003%
Ba	5.95	0.0006	LCE	99.4
Be	<0.10	<0.000010
Bi	<10	<0.001
Ca	340	0.03
Cd	<0.9	<0.0001
Co	<3	<0.0003
Cr	<1	<0.0001
Cu	<88	<0.0088
Fe	195	0.0195
K	444	0.04
Mg	74	0.007
Mn	3.5	0.0004
Mo	<6	<0.0006
Na	523	0.05
Ni	<10	<0.0010
P	<50	<0.005
Pb	<20	<0.002
Sb	<10	<0.001
Se	<30	<0.003
Sn	<20	<0.002
Sr	10.1	0.001
Ti	<5.1	<0.0005
Tl	<30	<0.003
U	<10	<0.001
V	<2	<0.0002
Y	<0.2	<0.00002
Zn	<7	<0.0007
Si	268	0.03
S	1200	0.12
SO4	3595	0.36
Cl	10	0.001
F	470	0.047

1 Lithium Carbonate purity calculated from ICP-MS and ICP-OES analysis of impurities based on wt%.

Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/24ee2b70-9ddb-45fb-b3c9-246602b73ad6

Sulfuric Acid Leaching and Lithium Carbonate Precipitation Test Work - Details

Sulfuric acid leaching of TLC mineralization with lithium carbonate recovery was conducted at McClelland Laboratories in Reno, Nevada under the supervision of Jared Olson, VP Operations of McClelland Laboratories.

Test conditions were as follows: (See Table 2 – Circuit Simulation Testing Lithium Recoveries, below)

  2 hour agitated atmospheric leaching using sulfuric acid at 90°C followed by filtration and residue rinsing achieved 97.7% lithium extraction.
  Leach solution neutralized with limestone and lime to remove iron and aluminum, followed by precipitate rinsing to recover entrained solution; completed with 95.2% recovery of lithium to filtrate and rinse solutions.
  Sulfate crystallization by evaporation and cooling followed by treatment with lime to remove remaining magnesium, with 94.7% lithium recovery.
  Calcium removal and lithium carbonate production by reaction with sodium carbonate. All products (precipitates and solutions) from these steps would be recycled in a commercial process, so no losses are considered from these steps.
  Global lithium recovery of 88.1%
  Lithium Carbonate product was sent to SGS Lakefield for ICP-MS/ICP-OES multi-element analysis. A calculated purity of 99.4% LCE was achieved without secondary refining steps.
  All processing steps were simulated by batch testing in open-cycle. Recycling of products was not simulated. These results should be verified by continuous and/or pilot testing with appropriate product recycling.
  *Process simulated by batch testing in an open cycle (i.e. without recycling any products). Lithium contained in products that would be recycled during commercial processing was considered recovered.

Process recovery and cumulative recovery through each step is presented in Table 2.

Table 2 – Circuit Simulation Testing Lithium Recoveries

Process	Li Recovery
	% of Feed to Process	Cumulative %
Leaching	97.7	97.7
Neutralization	95.2	93.0
Mg Removal	94.7	88.1
Ca Removal and LC Precipitation*	100.0	88.1
* Lithium contained in products that would be recycled during commercial processing was considered recovered.

West Claim Block

The Company also announces that it has reached an agreement with certain arms-length vendors (the “Vendors”) to acquire a holding company which controls a series of eight lode mining claims (the “Claims”) located in Nye County, Nevada. The Claims are contiguous to the TLC project and will further improve access to the project from the west and control of the region immediately surrounding the project. In consideration for the acquisition, the Company has agreed to issue a total of 200,000 common shares to the Vendors.

All common shares issued to the Vendors will be subject to restrictions on resale for a period of four-months-and-one-day following issuance in accordance with applicable securities laws. No finders’ fees or commissions are owing in connection with the acquisition. Completion of the acquisition remains subject to the approval of the TSX Venture Exchange.

Qualified Persons
Jared Olson, P.E., VP of Operations for McClelland Laboratories, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information related to metallurgical testing conducted at McClelland Laboratories contained in this news release.

Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend”, “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements in this press release include, without limitation, statements relating to the timing of the maiden PEA for the TLC project; the potential to produce battery grade lithium carbonate and / or hydroxide, the potential benefits of the acquisition of the Claims, the Company’s ability to fund its activities and work programs with its current capital and the Company’s business and strategic plans.

Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 28, 2022, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.